PRESS RELEASE	MAY 14, 2025

Largo Reports Q1 2025 Financial Results with Continued Focus on
Production Stability and Cost Reduction Efforts

All dollar amounts expressed are in thousands of U.S. dollars unless otherwise indicated.

Q1 2025 and Other Highlights

  Revenues of $28.2 million in Q1 2025 vs. 42.2 million in Q1 2024; Revenues per pound sold1 of $6.04 in Q1 2025 vs. $6.91 in Q1 2024; Lower revenues are a result of continued downward pressure in vanadium prices and lower sales volumes

  Operating costs of $42.5 million in Q1 2025, 15% below Q1 2024

  Adjusted cash operating costs excluding royalties per pound1 of $3.88 in Q1 2025, 27% below Q1 2024, despite mining lower ore grades and decreased production rates

  Net loss of $9.2 million in Q1 2025, which included $7.0 million in non-recurring items vs. a net loss of $13.0 million in Q1 2024, which included $4.4 million in non-recurring items

  Basic loss per share of $0.14 in Q1 2025 vs. basic loss per share of $0.20 in Q1 2024

  V2O5 equivalent sales of 2,046 tonnes (inclusive of 158 tonnes of purchased material) in Q1 2025 vs. 2,765 equivalent tonnes sold (inclusive of 156 tonnes of purchased material) in Q1 2024

  V2O5 production of 1,297 tonnes (2.8 million lbs2) in Q1 2025 vs. 1,729 tonnes produced in Q1 2024; Lower production in Q1 2025 was primarily due to impacts from mining lower-grade ore zones required as part the Company's open pit mine sequencing, reduced equipment availability on an expanded mine contractor fleet, and operational adjustments related to the kiln refractory replacement completed in Q4 2024, which required additional adjustments in early 2025

  The Company produced 6,162 tonnes of ilmenite concentrate in Q1 2025 vs. 9,563 tonnes in Q1 2024, and sold 8,647 tonnes vs. 513 tonnes in Q1 2024

  The Company maintains its revised 2025 production, sales and cost guidance and expects a return to more normalized production levels over the remainder of the year as throughput increases and operational turnaround initiatives progress

Vanadium Market Update

  Vanadium markets in Europe and China remain weak, pressured by low steel and infrastructure demand and oversupply from Chinese and Russian producers, though aerospace demand is expected to pick up in the second half of 2025

  U.S. ferrovanadium ("FeV") prices are holding at levels approximately 9% higher than at the start of 2025, supported by increased buying interest amid geopolitical tensions and policy shifts that have tightened supply dynamics

  The average benchmark price per pound of V2O5 in Europe was $5.26 in Q1 2025, a 18% decrease from the average of $6.44 seen in Q1 2024; The average benchmark price per kg of FeV in Europe was $24.26 in Q1 2025, a 13% decrease from the average of $27.96 seen in Q1 2024

  As of May 8, 2025, the average benchmark FeV price per pound of V was $15.25 in the U.S. (or approximately $33.62 per kg FeV), and as of May 9, 2025, the average benchmark price per pound of V₂O₅ was $5.20 in Europe

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) today released financial results for the three months ended March 31, 2025. The Company reported quarterly vanadium pentoxide ("V2O5") equivalent sales of 2,046 tonnes at an adjusted cash operating cost excluding royalties per pound1 sold of $3.88.

Daniel Tellechea, Interim CEO and Director of Largo, stated: "Our first quarter results reflect the impact of lower production levels, which constrained sales volumes, combined with continued pricing pressure in the vanadium market, all of which significantly affected our revenues and added pressure to our cash position. Despite this environment, Largo achieved a 15% reduction in overall operating costs compared to Q1 2024 as well as a 27% reduction in our adjusted cash operating costs excluding royalties1, reflecting a continued focus on cost-control initiatives and operational efficiency improvements. We continue to actively advance our operational turnaround plan, implementing targeted initiatives aimed at further reducing costs and improving productivity at our Maracás Menchen Mine."

He continued: "Following the completion of our Storion Energy joint venture transaction, Largo is better positioned to allocate resources and focus on strengthening core mining operations in Brazil, while maintaining a long-term view on the potential of long duration energy storage solutions in the U.S. Looking ahead, securing near-term financing solutions remains a priority as we work to support our liquidity needs and ensure Largo is positioned to navigate ongoing market uncertainty."

Financial and Operating Results - Highlights

Financial figures expressed in thousands of U.S. dollars, except as otherwise stated	Three months ended
	Mar. 31, 2025	Mar. 31, 2024
Revenues	28,235	42,187
Operating costs	(42,477)	(49,707)
Net loss	(9,205)	(13,006)
Basic earnings (loss) per share	(0.14)	(0.20)
Adjusted EBITDA[1]	(2,774)	(2,425)
Mining operations adjusted EBITDA[1]	(697)	250
Cash used before working capital items (operating activities)	(8,492)	(3,188)
Cash operating costs excl. royalties[1] ($/lb)	6.54	6.12
Adjusted cash operating costs excl. royalties[1] ($/lb)	3.88	5.33
Cash	8,445	45,656
Debt	92,115	75,000
Total mined - dry basis (tonnes)	3,933,242	3,243,492
Total ore mined (tonnes)	446,614	604,231
Effective grade[3] of ore milled (%)	0.53	0.82
V2O5 equivalent production (tonnes)	1,297	1,729
V2O5 equivalent sales (tonnes)	2,046	2,765
Ilmenite concentrate sales (tonnes)	8,647	513

Key Highlights

  During Q1 2025, the Company recognized revenues of $27.5 million (Q1 2024 - $42.2 million) from the sales of 2,046 tonnes of V2O5 equivalent (Q1 2024 - 2,765 tonnes) as well as revenues from ilmenite sales of $0.7 million (Q1 2024 - $0.07 million).

  The Company recorded a net loss of $9.2 million in Q1 2025 compared with a net loss of $13.0 million in Q1 2024. The improvement was primarily due to the gain on disposal of interest in subsidiary of $5.2 million and a 15% decrease in operating costs.

  The Company's operating costs decreased by 15% to $42.5 million in Q1 2025 compared to 49.7 million in Q1 2024. The decrease in operating costs in Q1 2025 was largely driven by a 48% decrease in direct mine and production costs, reflecting a 25% decrease in vanadium sold in 2024, as well as the impact of the Company's previously announced initiatives to reduce production costs and improve productivity and the impact of inventory write-downs in the current and prior periods. The inventory write-down in Q1 2025 includes a write-down of produced vanadium finished products of $11.2 million and a write-down reversal of warehouse materials of $0.1 million.

  Cash operating costs excluding royalties per pound1 were $6.54 per lb in Q1 2025, compared with $6.12 for Q1 2024. The increase seen in Q1 2025 compared with Q1 2024 is largely due lower sales volumes of in Q1 2025 and increased inventory write-downs. Mining in lower grade ore zones also impacted the financial performance. Additionally, lower ore mined resulted in stoppages at the kiln and plant which also contributed to increased costs in Q1 2025. The Company continues to make progress with a number of initiatives as part of its operational turnaround plan with the goal of reducing production costs and improving productivity (see press release dated March 28, 2025).

  Adjusted cash operating costs excluding royalties per pound1, which excludes the impact of inventory write-downs was $3.88 per lb sold in Q1 2025, compared with $5.33 for Q1 2024.

  Professional, consulting and management fees, other general and administrative expenses, and technology start-up costs in Q1 2025 decreased by 18%, 37%, and 82%, respectively, compared to Q1 2024, primarily due to reduced headcount and activity at LCE.

  On January 31, 2025 (the "Closing Date"), the Company and affiliates of Stryten Energy LLC closed the previously disclosed transaction to establish Storion Energy LLC ("Storion"). Storion has commenced operations and is working to qualify their electrolyte product with potential customers. In addition, 13 employees of Largo Clean Energy Corp. ("LCE") moved to Storion on the Closing Date, resulting in a reduced headcount at LCE at the end of Q1 2025.

  Subsequent to Q1 2025, production and sales in were 481 tonnes and 608 tonnes of V2O5 equivalent, respectively, in April 2025, with 1,833 tonnes of ilmenite concentrate being produced during this period and 1,914 dry tonnes of ilmenite being sold.

The information provided within this release should be read in conjunction with Largo's unaudited condensed interim consolidated financial statements for the three months ended March 31, 2025 and 2024 and its management's discussion and analysis for the three months ended March 31, 2025 which are available on our website at www.largoinc.com or on the Company's respective profiles at www.sedarplus.com and www.sec.gov.

About Largo

Largo is a globally recognized supplier of high-quality vanadium and ilmenite products, sourced from its world-class Maracás Menchen Mine in Brazil. As one of the world's largest primary vanadium producers, Largo produces critical materials that empower global industries, including steel, aerospace, defense, chemical, and energy storage sectors. The Company is committed to operational excellence and sustainability, leveraging its vertical integration to ensure reliable supply and quality for its customers.

Largo is also strategically invested in the long-duration energy storage sector through its 50% ownership of Storion Energy, a joint venture with Stryten Energy focused on scalable domestic electrolyte production for utility-scale vanadium flow battery long-duration energy storage solutions in the U.S.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

###

For further information, please contact:

Investor Relations
Alex Guthrie
Director, Investor Relations
+1.416.861.9778
aguthrie@largoinc.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities legislation. Forward‐looking information in this press release includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; the future price of commodities; costs of future activities and operations, including, without limitation, the effect of inflation and exchange rates; the effect of unforeseen equipment maintenance or repairs on production; the ability to produce high purity V2O5 and V2O3 according to customer specifications; the extent of capital and operating expenditures; the ability of the Company to make improvements on its current short-term mine plan; and the impact of global delays and related price increases on the Company's global supply chain and future sales of vanadium products.

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable or improving price of V2O5 and other vanadium products, ilmenite and titanium dioxide pigment; receipt of regulatory and governmental approvals, permits and renewals in a timely manner; that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine or relating to Largo Clean Energy, specially in respect of the installation and commissioning of the EGPE project; the availability of financing for operations and development; the availability of funding for future capital expenditures; the ability to replace current funding on terms satisfactory to the Company; the ability to mitigate the impact of heavy rainfall; the reliability of production, including, without limitation, access to massive ore, the Company's ability to procure equipment, services and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine are within reasonable bounds of accuracy (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based); the accuracy of the Company's mine plan at the Maracás Menchen Mine; that the Company's current plans for ilmenite can be achieved; the Company's ability to protect and develop its technology; the Company's ability to maintain its IP; the competitiveness of the Company's product in an evolving market; the Company's ability to attract and retain skilled personnel and directors; the ability of management to execute strategic goals; that the Company will enter into agreements for the sales of vanadium, ilmenite and TiO2 products on favourable terms and for the sale of substantially all of its annual production capacity; and receipt of regulatory and governmental approvals, permits and renewals in a timely manner.

Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved", although not all forward-looking statements include those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential or other characterizations of future events or circumstances contain forward-looking information. Forward-looking statements are not historical facts nor assurances of future performance but instead represent management's expectations, estimates and projections regarding future events or circumstances. Forward-looking statements are based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedarplus.ca and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&A which also apply.

Trademarks are owned by Largo Inc.

Non-GAAP Measures

The Company uses certain non-GAAP measures in its press release, which are described in the following section. Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under IFRS, the Company's GAAP, and might not be comparable to similar financial measures disclosed by other issuers. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management believes that non-IFRS financial measures, when supplementing measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.

Revenues Per Pound

The Company's press release refers to revenues per pound sold, V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold and FeV revenues per kg of FeV sold, which are non-GAAP financial measures that are used to provide investors with information about a key measure used by management to monitor performance of the Company.

These measures, along with cash operating costs, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine and sales activities. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of revenues per pound sold, V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold and FeV revenues per kg of FeV sold to revenues and the revenue information presented in note 23 as per the Q1 2025 unaudited condensed interim consolidated financial statements.

	Three months ended
	March 31, 2025	March 31, 2024
Revenues - V2O5 produced[i]	$12,133	$21,558

V2O5 sold - produced (000s lb)	2,119	3,113
V2O5 revenues per pound of V2O5 sold - produced ($/lb)	$5.73	$6.93

Revenues - V2O5 purchased[i]	$-	$988
V2O5 sold - purchased (000s lb)	-	176
V2O5 revenues per pound of V2O5 sold - purchased ($/lb)	$-	$5.61

Revenues - V2O5[i]	$12,133	$22,546
V2O5 sold (000s lb)	2,119	3,289
V2O5 revenues per pound of V2O5 sold ($/lb)	$5.73	$6.85

Revenues - V2O3 produced[i]	$1,296	$6,203
V2O3 sold - produced (000s lb)	165	668
V2O3 revenues per pound of V2O3 sold - produced ($/lb)	$7.85	$9.29

Revenues - FeV produced[1]	$11,712	$12,249
FeV sold - produced (000s kg)	574	569

	Three months ended
	March 31, 2025	March 31, 2024
FeV revenues per kg of FeV sold - produced ($/kg)	$20.40	$21.53

Revenues - FeV purchased[1]	$2,356	$1,120
FeV sold - purchased (000s kg)	105	51
FeV revenues per kg of FeV sold - purchased ($/kg)	$22.44	$21.96

Revenues - FeV[i]	$14,068	$13,369
FeV sold (000s kg)	679	620
FeV revenues per kg of FeV sold ($/kg)	$20.72	$21.56

Revenues[1]	$27,497	$42,118
V2O5 equivalent sold (000s lb)	4,555	6,096
Revenues per pound sold ($/lb)	$6.04	$6.91

1. Year ended as per note 19 of the Company's Q1 2025 unaudited condensed interim consolidated financial statements.

Cash Operating Costs Excluding Royalties Per Pound

The Company's press release refers to cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound, which are non-GAAP ratios based on cash operating costs, cash operating costs excluding royalties and adjusted cash operating costs excluding royalties, which are non-GAAP financial measures, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Maracás Menchen Mine is performing compared to its plan and prior periods, and to also to assess its overall effectiveness and efficiency.

Cash operating costs includes mine site operating costs such as mining costs, plant and maintenance costs, sustainability costs, mine and plant administration costs, royalties and sales, general and administrative costs (all for the Mine properties segment), but excludes depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation, capital expenditures and exploration and evaluation costs. Operating costs not attributable to the Mine properties segment are also excluded, including conversion costs, product acquisition costs, distribution costs and inventory write-downs.

Cash operating costs excluding royalties is calculated as cash operating costs less royalties.

Adjusted cash operating costs excluding royalties is calculated as cash operating costs excluding royalties less write-downs of produced products.

Cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound are obtained by dividing cash operating costs, cash operating costs excluding royalties and adjusted cash operating costs excluding royalties, respectively, by the pounds of vanadium equivalent sold that were produced by the Maracás Menchen Mine.

Cash operating costs, cash operating costs excluding royalties, adjusted cash operating costs excluding royalties, cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound, along with revenues, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of cash operating costs, cash operating costs excluding royalties, adjusted cash operating costs excluding royalties, cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound for the Maracás Menchen Mine to operating costs as per the Q1 2025 unaudited condensed interim consolidated financial statements.

	Three months ended
	March 31, 2025	March 31, 2024
Operating costs[i]	$42,477	$49,707
Professional, consulting and management feesii	535	462
Other general and administrative expensesiii	179	279
Less: ilmenite costs and write-down[i]	(2,220)	(47)
Less: conversion costs[i]	(2,991)	(2,023)
Less: product acquisition costs[i]	(2,357)	(2,050)
Less: distribution costs[i]	(1,577)	(1,818)
Less: inventory write-downiv	1	446
Less: depreciation and amortization expense[i]	(5,462)	(8,077)
Cash operating costs	$28,585	$36,879
Less: royalties[1]	(1,072)	(1,673)
Cash operating costs excluding royalties	$27,513	$35,206
Less: vanadium inventory write-down[v]	(11,206)	(4,526)
Adjusted cash operating costs excluding royalties	16,307	30,680
Produced V2O5 sold (000s lb)	4,206	5,753
Cash operating costs per pound ($/lb)	$6.80	$6.41
Cash operating costs excluding royalties per pound ($/lb)	$6.54	$6.12
Adjusted cash operating costs excluding royalties per pound ($/lb)	$3.88	$5.33

i. As per note 20 of the Company's Q1 2025 unaudited condensed interim consolidated financial statements.

ii. As per the Mine properties segment in note 16 of the Company's Q1 2025 unaudited condensed interim consolidated financial statements.

iii. As per the Mine properties segment in note 16 of the Company's Q1 2025 unaudited condensed interim consolidated financial statements less the increase in legal provisions of $347 (for Q1 2025) as noted in the "other general and administrative expenses" section on page 6 of the Company's Q1 2025 MD&A.

iv. As per note 5 of the Company's Q1 2025 unaudited condensed interim consolidated financial statements for ilmenite finished products and warehouse supplies, and including a write-down of vanadium purchased products of $10  for the three months ended March 31, 2025 ($nil  in the same prior year period).

v. As per note 5 of the Company's Q1 2025 unaudited condensed interim consolidated financial statements for vanadium finished products, excluding amounts in note 4 above for vanadium purchased products.

EBITDA and Adjusted EBITDA

The Company's press release refers to earnings before interest, tax, depreciation and amortization, or "EBITDA", and adjusted EBITDA, which are non-GAAP financial measures, in order to provide investors with information about key measures used by management to monitor performance. EBITDA is used as an indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

Adjusted EBITDA removes the effect of inventory write-downs, impairment charges (including write-downs of vanadium assets), insurance proceeds received, movements in legal provisions, non-recurring employee settlements and other expense adjustments that are considered to be non-recurring for the Company. The Company believes that by excluding these amounts, which are not indicative of the performance of the core business and do not necessarily reflect the underlying operating results for the periods presented, it will assist analysts, investors and other stakeholders of the Company in better understanding the Company's ability to generate liquidity from its core business activities.

EBITDA and adjusted EBITDA are intended to provide additional information to analysts, investors and other stakeholders of the Company and do not have any standardized definition under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures exclude the impact of depreciation, costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operating activities as determined under IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently.

The following table provides a reconciliation of EBITDA and adjusted EBITDA to net income (loss) as per the Q1 2025 unaudited condensed interim consolidated financial statements.

	Three months ended
	March 31, 2025	March 31, 2024
Net loss	$(9,205)	$(13,006)
Foreign exchange gain (loss)	(5,791)	911
Share-based payments	110	290
Finance costs	2,151	1,812
Interest income	(121)	(306)
Income tax expense	50	22
Deferred income tax recovery	(2,666)	(5,329)
Depreciation[i]	5,683	8,724
EBITDA	$(9,789)	$(6,882)
Inventory write-downii	11,580	4,080
Write-down of vanadium assets	267	(114)
Movement in legal provisionsiii	347	491
Gain on disposal of interest in subsidiary	(5,179)	-
Adjusted EBITDA	$(2,774)	$(2,425)
Less: Clean Energy Adjusted EBITDA	1,778	2,484
Less: LPV Adjusted EBITDA	299	191
Mining Operations Adjusted EBITDA	$(697)	$250

i. As per the consolidated statements of cash flows in the Company's Q1 2025 unaudited condensed interim consolidated financial statements.

ii. As per note 5 of the Company's Q1 2025 unaudited condensed interim consolidated financial statements.

iii. As per then "non-recurring items" section on page 7 of the Company's Q1 2025 MD&A.